UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Notification Regarding the Dissolution of a Domestic Production subsidiary and the Opening of a Peruvian Sales Subsidiary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: April 27, 2007

For immediate release
April 27, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Notification Regarding the Dissolution of a Domestic Production subsidiary and the Opening of a Peruvian Sales Subsidiary
          Makita Corporation (“Makita”) has resolved at the Board of Directors’ meeting held today to dissolve Makita Ichinomiya Corporation (“Makita Ichinomiya”), which is a subsidiary that produces woodworking machinery, by the end of December, 2007. At present, almost all of the products manufactured at Makita Ichinomiya are purchased by Makita, and the personnel and production facilities of Makita Ichinomiya will be transferred to the Okazaki Plant, which is our main factory. The Makita Group intends to streamline its operations by consolidating its domestic production functions.
          In addition, the sales subsidiary that was newly established in Lima, Republic of Peru will open on May 1 as a part of our continued efforts to strengthen our sales network in the Central and South American regions, where the market continues to grow. Currently, Makita’s Chilean sales subsidiary (Makita Chile Ltda.; representative: Takashi Nagata; headquarters: Santiago; established: March, 1999; capital: 2.326 billion Chilean pesos) is carrying out sales activities in Peru through a local agent, but Makita intends to strengthen sales and customer service by establishing an overseas subsidiary.
          As a result, Makita has 43 overseas subsidiaries (of which 6 are in Central and South America) and one in Japan.
          The key features of the dissolution of a domestic production subsidiary and the new subsidiary are as follows.
1. Regarding the dissolution of Makita Ichinomiya Corporation
(1)	Reason for dissolution
     The streamlining of operations by consolidating production functions at Makita
(2)	Summary of the dissolved subsidiaries (As of March 31, 2007)

Company Name	Makita Ichinomiya Corporation
Address	2-13, Kogane, Ashiyamada, Toyokawa, Aichi 441-1203, Japan
Establishment	September 22, 1995
Representative	Tadayoshi Torii
Capital	100 million yen
Shareholders' equity	2,546 million yen
Total assets	2,654 million yen
Number of staff	39
Makita Ownership	100%
Net sales	1,243 million yen
(3)	Dissolution schedule
     Liquidation proceedings will be carried out after the resolution for dissolution at the general shareholders’ meeting of the company that is to be held in December of this year.
(4)	Outlook
     The impact on consolidated and non-consolidated results for the year ending March 31, 2008 will be insignificant.
2. Outline of the New Subsidiary

(1) Company Name	Makita Peru S.A.
(2) Address	Av. Argentina 3119 Zona B Lima, Peru, Lima 1
(3) Representative	Takashi Nagata
(4) Capital	350,000 US dollars
(5) Makita Ownership	100%
(6) Establishment	January 19, 2007
(7) Date of commencement of operations	May 1, 2007
(8) Number of local personnel	Initially 5
(9) Line of Business	Sales of electric power tools in the Peru Republic and provision of maintenance service.